September 13, 2018

Yu Huang
Chief Executive Officer
China Index Holdings Limited
Tower A, Beijing Fangxiang, No. 20 Guogongzhuang Middle Street
Fengtai District
Beijing 100070, People's Republic of China

       Re: China Index Holdings Limited
           Draft Registration Statement on Form F-1
           Submitted August 17, 2018
           CIK No. 0001749797

Dear Ms. Huang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Our Corporate History and Structure, page 5

1. Please add an additional ownership structure chart with graphics and narrative disclosure to illustrate the company's ownership structure after the separation and distribution and upon consummation of the offering. The chart should illustrate the company's post-
       offering ownership structure including the relative ownership of your ADSs/ordinary shares and the associated voting rights between existing shareholders and public shareholders.
 Yu Huang
FirstName LastNameYu Huang
China Index Holdings Limited
Comapany 13, 2018
September NameChina Index Holdings Limited
September 13, 2018 Page 2
Page 2
FirstName LastName
Use of Proceeds, page 76

2. Refer to the last paragraph of this section. Please quantify the estimated proceeds which may be loaned or contributed to your PRC subsidiaries without additional registration or approval. To the extent you will be required to obtain additional approvals to loan or contribute the proceeds of this offering, also discuss the anticipated time frame for receipt of and the likelihood you will obtain the necessary approvals. Business Cooperation Agreement, page 102

3. Please discuss the material terms of this agreement in greater detail. In this regard, we note that it appears that your online marketplace services business will be operated through Fang's existing website; that you will be entitled to certain revenue based on marketing and advertising services related to the commercial real estate business; and that you will also be required to pay certain fees to Fang for technological support and operating the commercial real estate channel. Please discuss in greater detail how revenue and expenses will be allocated between the parties.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Judgments and Estimates, page 113

4. Please tell us what consideration you gave to discussing any other critical accounting estimates, such as those related to the allocation of expenses and share-based compensation.
Business
Online Marketplace, page 137

5. Based on your disclosure in the Business Cooperation Agreement section on page 102, it appears that Fang will actually operate the website. Please revise this section to clarify the relationship between the companies with respect to the provision of online marketplace services (residential versus commercial) including any material terms of the
         Business Cooperation Agreement necessary for investors to understand how this service is going to be provided to customers.
Our Clients, page 139

6. You indicate that in 2017 you signed on approximately 1,200 and 500 clients, primarily consisting of institutional clients, for your information, analytics services and promotion services, respectively. Please clarify what these two figures represent.
 Yu Huang
FirstName LastNameYu Huang
China Index Holdings Limited
Comapany 13, 2018
September NameChina Index Holdings Limited
September 13, 2018 Page 3
Page 3
FirstName LastName
Regulation, page 144

7. Please discuss the material effects of the ICP license and any other material licenses or approvals required under PRC regulations on the provision of online real-estate services. Discuss the anticipated time frame for receipt of the ICP license by your VIE.
         We note the carryover risk factor on pages 34-35.
Compensation of Directors and Executive Officers, page 153

8. Please disclose the compensation of your executive officers and directors on an individual basis for your most recently completed fiscal year or confirm to us that you are not required to disclose this in the Cayman Islands or elsewhere (e.g. the PRC). Refer to Item
         6.B.1 of Form 20-F.
Taxation, page 183

9. We note that the introductory paragraph references four different tax opinions. We also note that the exhibit index only references three tax opinions. Please revise to indicate that you will file a tax opinion from Wilson Sonsini Goodrich & Rosati or advise.
10. Refer to the first two paragraphs on page 185. Please briefly describe the reasons for the
         "significant uncertainties" in applying Bulletin 7.
The Separation and Distribution, page 184

11. We note your disclaimer in the first paragraph that "[t]his summary is for general information only and is not tax advice." Investors are entitled to rely on the provided opinions. Please revise to remove this inappropriate disclaimer and limitation on reliance. For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19. Please also revise the disclaimer paragraphs on pages 187 and 194 in a similar manner.
Notes to the Consolidated Financial Statements
Note 2. Significant accounting policies
(t) Recent Issued Accounting Standards, page F-17

12. We note that you plan to adopt the new leases and credit losses accounting standards upon the effective date for private companies as permitted for emerging growth companies in the JOBS Act. As such, please revise your disclosure to indicate the effective date for non-public business entities for each of these ASUs. Please also revise your disclosure in
         Recent Accounting Pronouncements beginning on page 120, accordingly.
13. Please clarify your disclosure that results for reporting periods beginning after January 1,
         2018 are presented under the new revenue recognition, considering that no financial statements covering the period of adoption have been presented. Please also revise your corresponding discussion in Recent Accounting Pronouncements beginning on page 120.
 Yu Huang
China Index Holdings Limited
September 13, 2018
Page 4
Signatures, page II-5

14. Please revise the second half of your signature page to indicate that the registration statement will be signed by your principal financial officer and your controller or principal accounting officer. Refer to Instructions for Signatures on Form F-1. General

15. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
16. Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of the Securities Act Forms Compliance and
         Disclosure Interpretations.
17. We note that the prospectus includes information and data from Frost & Sullivan. If you commissioned any research or reports for use in connection with the registration statement, please indicate that you will file a consent pursuant to Rule 436 of the
         Securities Act as an exhibit to your registration statement.
       You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or
Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field,
Attorney-Advisor, at 202-551-3680 or Nolan McWilliams, Attorney-Advisor, at 202-551-3217
with any other questions.



                                                               Sincerely,
FirstName LastNameYu Huang
                                                               Division of
Corporation Finance
Comapany NameChina Index Holdings Limited
                                                               Office of
Information Technologies
September 13, 2018 Page 4                                      and Services
FirstName LastName